Exhibit 99.2

252, Veor Savarkar Marg Shivaji Park, Dadar Mumbai — 400 028	Telephone Facsimile	+91(22) 66691000 +91(22) 66547800 +91(22) 66547801
February 12, 2009
Mr. S. B Mainak
Director
Satyam Computer Services Ltd.
Mayfair Centre, S P Road,
Secunderabad — 500 003. AP
Re: Resignation as statutory auditors of Satyam Computer Services Ltd.
Dear Mr. Mainak,
We acknowledge the receipt today by fax your letter (undated) intimating us about the decision of the new Board of Directors to recommend the replacement of Price Waterhouse, Bangalore as Statutory Auditors of Satyam to the Central Government.
We respect the decision of the Board of Directors and hereby submit our resignation as Statutory Auditors. Having done that, it is important to record the following, in the context of certain observations in your letter:
1.	We submit that the conclusion in the updates received by the Board of Directors that our audit was not upto standards is at best, premature. As you are aware, there are various agencies investigating the accounting fraud alleged to have been perpetuated by the former management of the Company. It is indeed too early to conclude that the letters from the banks were on the face of it fraudulent, or of a nature that would have raised an alarm. If, the confirmations of balances from the banks are indeed forgeries as stated by you, we are as much victims of the fraud. This would not warrant a conclusion that our audit was not upto the standards.

2.	The report published in the Sunday Times edition of 08 February 2009 appears to have influenced you in your view that PW Bangalore be replaced. We submit that the report is unsubstantiated as stated by us in a press release, a copy of which is enclosed for your reference. The media reported this press release too (The Times of India did not), but these reports appear to have been missed by you.

3.	When a fraud occurs, lawsuits and investigations are bound to follow. We are fully co-operating in the investigations and are keen to get to the bottom of what transpired. Therefore, we are unclear about how the pendency of investigations by itself could lead to finite conclusions at this premature stage.

4.	We are indeed anguished that the Board of Directors has reached the conclusion about the quality of our audit being unsatisfactory without giving us an opportunity of being heard, or even advising us of what has actually transpired.
As stated above, we hereby resign as Statutory Auditors of Satyam. As victims of the fraud, we are remain keen to get to the bottom of what transpired, and would request you to inform us of your specific findings so that we can consider issues relating to transition to any new auditor you may appoint pursuant to our resignation.
In closing, although this would be a matter for you and your new auditors to deal with, we trust you would address the issues raised by us earlier in connection with Section 10A of the US Securities Exchange Act of 1934.
Yours sincerely,
For Price Waterhouse, Bangalore
N. Ramesh Rajan
Partner

Press Statement
We remain deeply concerned about the two Price Waterhouse partners, S Gopalakrishnan and Srinivas Talluri continuing to remain in custody. Orders on their bail petitions have been reserved until February 16, 2009. The partners were fully cooperating with all ongoing investigations into the situation at Satyam, and continue to cooperate with all agencies including the police authorities.
As the partners stated in their bail applications, they strenuously deny any involvement in any criminal activities, and point out that the prosecution has not presented any evidence to the contrary. Importantly, contrary to media reports about alleged confession of their involvement, the partners have stated to us that they have not confessed to any criminal activity. Moreover as Counsel for the two Partners pointed out to the Court, the two Partners have explained to the police authorities the audit processes that were applied and how the auditors are themselves also the victims of the fraud perpetrated upon Satyam.
PRICE WATERHOUSE